Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES SUPREME
COURT OF CANADA DENIES LEAVE TO APPEAL DECISION BY
THE ONTARIO COURT OF APPEAL

Calgary, Alberta, Canada – March 5, 2015

Precision Drilling Corporation (“Precision”) announced today that the Supreme Court of Canada denied the Ontario Minister of Revenue’s application for leave to appeal the Ontario Court of Appeal decision dated August 7, 2014, in favour of Precision’s wholly owned subsidiary Inter-Leasing, Inc. The decision concerned reassessments for Ontario income tax for Inter-Leasing, Inc’s, 2001 through 2004 taxation years.

The decision by the Supreme Court of Canada brings this matter to an end. Precision will reflect the $55 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, as a current receivable until this amount plus interest and costs is received from the Ontario Minister of Revenue.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com